 Exhibit 99.2
IFRS USD Press Release

Transformational approach to client partnerships drive record large deals of $7.13bn in Q3 Breakthrough year of performance continues with 6.6% YoY CC growth in Q3 Digital crosses 50% of revenues

Bengaluru, India – January 13, 2021: Infosys (NSE, BSE, NYSE: INFY), a global leader in next-generation digital services and consulting, delivered its highest Q3 sequential growth of 5.3% in 8 years in constant currency. On a year on year basis, revenues grew by 6.6%, digital revenues grew by 31.3% and overall digital revenue crossed more than half of total revenues. Large deal TCV was at all time high of $7.13bn with 73% being net new. Strong and steady operating margin at 25.4%. Revenue and margin guidance band increased to 4.5%-5.0% and 24.0%-24.5% respectively on the back of continued strong performance.

“The Infosys team has delivered another quarter of excellent results. Execution of client relevant strategy focused on digital transformation continues to drive superior growth, well ahead of the industry. The scale of new client partnerships with leading global companies such as Vanguard, Daimler and Rolls-Royce demonstrate the depth of digital and cloud capabilities of Infosys. The commitment and skills of our employees to support and drive the digital journey of clients are matters of great pride for me”, said Salil Parekh, CEO and MD. “With the intense focus on client needs and the comprehensive foundation built on differentiated capabilities, I remain confident about the future.”

•	Q3 revenues grew year-on-year by 8.4% in USD; grew by 6.6% in constant currency
•	Digital revenues cross 50% of total revenue, year-on-year growth of 31.3% in constant currency
•	Q3 operating margin at 25.4%, year-on-year increase of 350 bps
•	Robust Q3 net profit at $705 million, year-on-year growth of 12.6%
•	Continued strong Q3 free cash flow at $772 million, year-on-year growth of 15.1%; FCF conversion at 109.0% of net profit
•	Q3 voluntary attrition for IT services declined to 10.0% from 15.8% in Q3 20
•	Year-to-date revenues grew by 3.5% in constant currency
•	Year-to-date operating margin at 24.5%, an expansion of 310 bps
•	FY 21 revenue growth guidance increases to 4.5%-5.0% in constant currency
•	FY 21 operating margin guidance increases to 24.0%-24.5%

In Q3, Infosys further enhanced its digital investments in Infosys Cobalt - the cloud services, platforms and solutions portfolio launched last quarter. The company expanded the Infosys Cobalt portfolio by unveiling Infosys Modernization Suite to help enterprises modernize their legacy systems and Infosys Live Enterprise Application Management Platform to deliver cloud-powered, managed services for IT operations. Infosys Applied AI converges the power of AI, analytics and cloud to deliver new business solutions and perceptive experiences.

Infosys also reached a significant milestone in its ESG journey by becoming carbon neutral in 2020, thirty years ahead of 2050, the timeline set by the Paris Agreement. Infosys reiterated its commitment to Environment, Social and Governance causes by announcing its ESG 2030 vision and ambitions.

1.	Financial Highlights – Consolidated results under International Financial Reporting Standards (IFRS)

For the quarter ended December 31, 2020

Revenues were $3,516 million, growth of 8.4% YoY and 6.2% QoQ

Operating profit was $893 million, growth of 25.6% YoY and 6.4% QoQ

Basic EPS was $0.17, growth of 12.5% YoY and 7.9% QoQ

For nine months ended December 31, 2020 Revenues were $9,948 million, growth of 3.8% YoY Operating profit was $2,441 million, growth of 19.1% YoY Basic EPS was $0.45, growth of 10.6% YoY

“The resilience of Infosys has been severely tested over the past several quarters and I am delighted with our response marked by strong revenue performance, large deal wins, healthy operating metrics and continued low attrition”, said Pravin Rao, COO. “This outstanding performance has been made possible by reimagining Infosys, over the last three years, as a live enterprise with fully transformed digital infrastructure – Infosys Lex for learning, InfyMe for employee engagement, Infosys Meridian for collaboration, and Infosys DevSecOps platform to empower application teams to rapidly build and deploy new features. These highly differentiated systems and processes, redesigned for a digital-first world, are built on a strong foundation of robust connectivity to customer networks and fully secured personal devices. Not only does this give us an advantage in these times of distributed working but also a distinct long-term lead into the future.”

“Navigating your next strategy coupled with razor sharp focus on our operating model and efficiencies continues to deliver superior shareholder value creation”, said Nilanjan Roy, CFO. “I am also delighted with the announcement of Infosys ESG vision 2030 simultaneously with our climate neutrality achievement, a journey we had embarked on ten years ago. As a responsible corporate citizen, Infosys is committed to its vision of shaping and sharing solutions that serve the development of businesses and communities.”

2.	Client wins & Testimonials

The unstinting support extended to Infosys by clients motivates our teams to bring greater benefits of digital transformation and the best of Infosys to their business.

•	Infosys formed a strategic partnership with Daimler AG, one of the world’s most successful automotive companies, to support a technology-driven IT infrastructure transformation. Jan Brecht, Chief Information Officer, Daimler and Mercedes-Benz, said, “Software becomes modular and IT infrastructure becomes big. Daimler will take three steps at once to transform its IT infrastructure: consolidation, scaling and modernization. We need to think infrastructure beyond the size of our company. With Infosys we found a partner to scale, to innovate and to speed up. Moreover, this is a strategic partnership for Daimler’s IT capabilities and Infosys’ automotive expertise. Infosys wants to grow with us in the automotive industry, which gives career opportunities for our employees. With this partnership, Daimler also strengthens its overall technology investment and partnership strategy.”

•	Infosys was selected by El Paso Water, a municipal utility in El Paso, Texas, to transform its legacy customer information systems (CIS) with Oracle Utilities Customer to Meter (C2M). Marcela Navarrete, Vice President at EPWater, said, “This is an ambitious undertaking with multiple system upgrades simultaneously, but it’s a necessary project to help us make a leap forward to improve both efficiency and customer satisfaction.”

•	Infosys partnered with Rolls-Royce, one of the world’s leading aerospace and defence technology companies, for sourcing engineering and R&D Services for Rolls-Royce’s Civil Aerospace business. Kishore Jayaraman, President, Rolls-Royce India & South Asia, said, “India has grown to become a key contributor to the Rolls-Royce global engineering ecosystem, delivering high levels of technical capability to support a broad range of complex business demands. Our vision is to continue this high capability engineering work in India, in partnership with Infosys. Infosys has been a valued partner to Rolls-Royce for many years, and we now look forward to building on this strategic partnership to secure the full range of our engineering capabilities here, while ensuring future growth potential for our engineering talent. We are committed to India and remain positive about the long-term prospects in this market.”

•	Resimac, a leading non-bank lender in Australia and New Zealand, selected Infosys Finacle’s Digital Banking SaaS to achieve end-to-end digital modernization for providing enhanced customer experience across all its brands in Australia and New Zealand. Scott McWilliam, Chief Executive Officer, Resimac, said, “At Resimac, we are engineering for the future. Our ‘customer first’ digital strategy recognizes that lending in the future will look fundamentally different from today. Our partnership with Infosys Finacle will enable us to seamlessly adapt to the dynamic and complex lending landscape, while serving our customers’ financial needs in a secure manner. We are confident that Finacle’s solutions delivered on the cloud will accelerate our transformation into a digital-first lender and help deliver a range of multi-accessible, flexible and innovative financial solutions.”

•	Mobile Health AG, a Switzerland-based Health Tech startup, selected Infosys to enhance the go-to-market (GTM) strategy for its electronically patient-reported outcomes (ePRO) platform, Consilium Care™. Frank Gulitz, CIO, Mobile Health AG, said, “After a rigorous selection process we selected Infosys as strategic partner for our Cloud Provider Due Diligence, the global setup of Microsoft Azure, as well as partner for the Infrastructure Operation and Platform Application Managed Service. Infosys was leading against competitors by their well-established Cloud Management Services combined with strong Security Consulting Offerings and Health Industry Insight. We are looking forward to commonly develop new markets for Consilium Care™, our award winning CE-marked platform.”

•	“We embarked on our finance transformation journey in 2018 with an aspiration to save and automate one million hours of manual work. We have now achieved this goal with the help of Infosys BPM in enabling digital transformation. This is among the largest and most complex automation programs undertaken, and the collaborative efforts between the Philips and Infosys BPM teams was key for the success of the program. Infosys BPM defined and implemented the automation program, with formal design principles to standardize and automate the selected use cases. The AssistEdge RPA platform (EdgeVerve) from Infosys was leveraged to enable digital workers deployed globally with bots concurrently managing finance processes, including complex record-to-report month-end reconciliations” - Abhijit Bhattacharya, Chief Financial Officer, Member of the Executive Committee, Royal Philips, a global leader in health technology.

Awards & Recognitions

•	Ranked as a leader in The Forrester Wave™: Multicloud Managed Services Providers, Q4 2020
•	Rated as a leader in Everest - System Integrator (SI) Capabilities on Google Cloud Platform (GCP) Services PEAK Matrix® Assessment 2021 NEW
•	Positioned as a leader in Everest - System Integrator (SI) Capabilities on Microsoft Azure Services PEAK Matrix® Assessment 2021
•	Rated as a leader in Everest - System Integrator (SI) Capabilities on Amazon Web Services (AWS) Compendium 2021
•	Positioned as a leader in NelsonHall - Cloud Infrastructure Brokerage, Orchestration & Management 2020
•	Ranked as a leader in Everest - ServiceNow Services PEAK Matrix Assessment 2021
•	Ranked as a leader in IDC MarketScape: Asia/Pacific Salesforce Implementation Services 2020 Vendor Assessment
•	Positioned as a leader in IDC MarketScape: Worldwide Professional Services Firms for Mining Operational Process Optimisation 2020 Vendor Assessment
•	Ranked as a leader in HFS Research Top 10 Healthcare Sector Service Providers
•	Positioned as a leader in Everest - Next-generation Application Management Services PEAK Matrix® Assessment 2021
•	Ranked as a leader in Gartner Magic Quadrant for Application Testing Services, Worldwide
•	Ranked as a leader in IDC MarketScape: Worldwide Retail Commerce Platform Service Providers 2020 Vendor Assessment
•	Positioned as a leader in IDC MarketScape: Worldwide Headless Digital Commerce Applications 2020-2021 Vendor Assessment
•	Positioned as a leader in IDC MarketScape: Worldwide Manufacturing Service Life-Cycle Management Systems Integrators/Business Process Outsourcing 2020 Vendor Assessment
•	Positioned as a leader in IDC MarketScape Worldwide Oracle Cloud Implementation Services
•	Positioned as a leader in Everest - Application and Digital Services in Capital Markets PEAK Matrix 2020
•	Won 1st Runner up for Excellence in Diversity & Inclusion in SHRM HR Excellence Awards
•	Infosys Finacle was awarded ‘Best Use of IT in Corporate Banking with Bank of the West BNP Paribas’
•	Infosys Finacle received the award for ‘Most Impactful Project in the use of Blockchain in Banking: Infosys Finacle and Royal Bank of Scotland’
•	Infosys achieved over 1,000 Mulesoft certifications. As a strategic MuleSoft partner, Infosys is committed to helping mutual customers accomplish cloud-first outcomes in transforming legacy apps, modernizing integration on cloud, developing digital apps, and building API-led ecosystems

About Infosys

Infosys is a global leader in next-generation digital services and consulting. We enable clients in 46 countries to navigate their digital transformation. With nearly four decades of experience in managing the systems and workings of global enterprises, we expertly steer our clients through their digital journey. We do it by enabling the enterprise with an AI-powered core that helps prioritize the execution of change. We also empower the business with agile digital at scale to deliver unprecedented levels of performance and customer delight. Our always-on learning agenda drives their continuous improvement through building and transferring digital skills, expertise, and ideas from our innovation ecosystem.

Visit www.infosys.com to see how Infosys (NYSE: INFY) can help your enterprise navigate your next.

Safe Harbor

“Certain statements in this release concerning our future growth prospects, financial expectations and plans for navigating the COVID-19 impact on our employees, clients and stakeholders are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding COVID-19 and the effects of government and other measures seeking to contain its spread, risks related to an economic downturn or recession in India, the United States and other countries around the world, changes in political, business, and economic conditions, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry and the outcome of pending litigation and government investigation. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2020. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.”

Contact

Investor Relations	Sandeep Mahindroo +91 80 3980 1018 Sandeep_Mahindroo@infosys.com
Media Relations	Rishi Basu +91 80 4156 3998 Rajarshi.Basu@infosys.com	Chiku Somaiya +1 71367 06752 Chiku.Somaiya@infosys.com

Infosys Limited and subsidiaries

Extracted from the Condensed Consolidated Balance Sheet under IFRS as at:

(Dollars in millions)

	December 31, 2020	March 31, 2020
ASSETS
Current assets
Cash and cash equivalents	3,022	2,465
Current investments	454	615
Trade receivables	2,629	2,443
Unbilled revenue	1,050	941
Other Current assets	832	748
Total current assets	7,987	7,212
Non-current assets
Property, plant and equipment and Right-of-use assets	2,483	2,361
Goodwill and other Intangible assets	1,155	950
Non-current investments	1,094	547
Other non-current assets	1,150	1,190
Total non-current assets	5,882	5,048
Total assets	13,869	12,260
LIABILITIES AND EQUITY
Current liabilities
Trade payables	339	377
Unearned revenue	544	395
Employee benefit obligations	278	242
Other current liabilities and provisions	1,905	1,743
Total current liabilities	3,066	2,757
Non-current liabilities
Lease liabilities	600	530
Other non-current liabilities	342	272
Total non-current liabilities	942	802
Total liabilities	4,008	3,559
Total equity attributable to equity holders of the company	9,800	8,646
Non-controlling interests	61	55
Total equity	9,861	8,701
Total liabilities and equity	13,869	12,260

Extracted from the Condensed Consolidated statement of Comprehensive Income under IFRS for:

(Dollars in millions except per equity share data)

	3 months ended December 31, 2020	3 months ended December 31, 2019	9 months ended December 31, 2020	9 months ended December 31, 2019
Revenues	3,516	3,243	9,948	9,583
Cost of sales	2,275	2,159	6,471	6,420
Gross profit	1,241	1,084	3,477	3,163
Operating expenses:
Selling and marketing expenses	156	169	459	502
Administrative expenses	192	204	577	612
Total operating expenses	348	373	1,036	1,114
Operating profit	893	711	2,441	2,049
Other income, net (3)	77	110	203	294
Profit before income taxes	970	821	2,644	2,343
Income tax expense	263	194	718	597
Net profit (before minority interest)	707	627	1,926	1,746
Net profit (after minority interest)	705	626	1,916	1,741
Basic EPS ($)	0.17	0.15	0.45	0.41
Diluted EPS ($)	0.17	0.15	0.45	0.41

NOTES:

1.	The above information is extracted from the audited condensed consolidated Balance sheet and Statement of Comprehensive Income for the quarter and nine months ended December 31, 2020 which have been taken on record at the Board meeting held on January 13, 2021.
2.	A Fact Sheet providing the operating metrics of the Company can be downloaded from www.infosys.com.
3.	Other Income includes Finance Cost.